

September 28, 2010

Mr. Adam Wasserman,
Chief Financial Officer
Gold Horse International, Inc.
No. 31 Tongdao South Road
Hohhot, Inner Mongolia
People's Republic of China

> **Re: Item 4.02 Form 8-K**
> **Filed: September 22, 2010**
> **File No. 0-30311**

Dear Mr. Wasserman:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please file amended Forms 10-Q for the periods ending September 30, 2009, December 31, 2009, and March 31, 2010, with the revised interim financial statements, as well as revisions to MD&A and other affected disclosure.

2. Please ensure your Form 10-K also includes restatement information for all quarters.

3. Please provide us with an explanation of the change in the accounting for the warrants and conversion options. Reference the applicable guidance (e.g. EITF 07-5) and explain how the guidance relates to the specific terms of your instruments to result in an accounting change on July 1, 2009.

Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief